December 19, 1996





The Board of Directors

The Noah Investment Group, Inc.

975 Delchester Road

Newtown Square, PA 19073



Dear Board Members:



                As counsel for The Noah Investment Group, Inc., a Maryland corporation,

("Company"), I have been requested to provide to you this opinion with respect to the securities issued with respect to the Noah Fund, a series of the Company.



                In connection with rendering this opinion, I have examined and am familiar with the Articles of Amendment and Restatement of Charter of the Company, as amended; the Company's Bylaws, and minutes of corporate proceedings found in the official minute book of the Company.



                Based upon the foregoing, and subject to the limitations stated herein, it is my opinion that:



The Company is a validly organized and subsisting corporation and is in good standing under the laws of the State of Maryland. The Company is legally authorized under its Articles, as amended, to issue 500,000 shares of one-tenth of one cent par value common capital stock in classes of shares. The shares of Company stock that have been issued to date have all been issued with respect to the Noah Fund. The shares were issued at prices determined in the manner described in the prospectus relating to the Noah Fund in effect at the time of the issuance of the shares.



The Company shares issued with respect to the Noah Fund were validly issued, fully paid and non-assessable stock of the Company



This opinion is given as of the date hereof.



I consent to the use of this opinion as an exhibit to Form 24F-2 filed with respect to fiscal year ended October 31, 1996 .





                                                               Very truly yours,





                                                                Martin V. Miller